Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com
April 20, 2011
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Sonia Barros
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3010
Re:	Healthcare Trust of America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 000-53206
Post-Effective Amendment No. 2 to Form S-11
Filed March 30, 2011
File No. 333-158418
Dear Ms. Barros:
     This letter sets forth the responses of our client, Healthcare Trust of America, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated April 7, 2011 referring to Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (File No. 333-158418) (the “Registration Statement”) as filed with the Commission on March 30, 2011. For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. We respectfully request permission to include the revised or additional disclosure requested by the Commission in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed upon effectiveness of Amendment No. 2. If the Staff is amenable to such course, we request that the Commission declare Amendment No. 2 effective at the earliest practicable time.
Prospectus dated March 19, 2010
General
1.	Comment: We note your base prospectus is dated March 19, 2010. Please tell us what consideration you have given to updating your base prospectus.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros
April 20, 2011

     Response: The Issuer determined not to update its base prospectus because its primary offering has now terminated. Although the Issuer continues to offer shares under its distribution reinvestment plan (the “DRIP”), in the near future, the Issuer intends either to deregister the remaining unsold shares registered on the Registration Statement and file a new registration statement on Form S-3 with the Commission for the DRIP or to file a post-effective amendment to the Registration Statement on Form S-3 for the DRIP. Such registration statement or post-effective amendment will include a new prospectus or amended prospectus, as applicable, that solely relates to the DRIP.
Prospectus Supplement No. 14 dated March 30, 2011
Our Current Portfolio, page 2
2.	Comment: We note your disclosure on page 3 of annualized base rent and your disclosure on page 4 of average effective annualized base rent per square foot. Please tell us whether you accounted for tenant concessions, such as free rent, with respect to base rent or average effective annualized base rent per square foot. To the extent you did not account for such tenant concessions, please revise disclosure to provide disclosure of effective rent which has been reduced by such tenant concessions.
     Response: The Issuer acknowledges that the disclosure on page 3 does not adjust for tenant concessions and allowances, such as free rent, within the calculation of annualized base rent per square foot. In the Supplement, the Issuer will revise the explanatory footnote and/or description of annualized base rent within the document to clarify the annualized base rent depicted within the table as compared to the net effective rent which has been reduced by such tenant concessions. Footnote 2 to the geographic concentration/diversification table on page 3 would therefore be revised as follows:
“(2) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2010. Annualized net effective base rent, which excludes tenant allowances and concessions, such as free rent, was $201,972,000 as of December 31, 2010.”
Additionally, the Issuer acknowledges that the disclosure on page 4 does not exclude tenant allowances and concessions and therefore currently depicts annualized base rent as opposed to net effective base rent. In the Supplement, the Issuer will ensure that such disclosure reflects net effective base rent. The revised table, depicting the effective rent as reduced by such tenant concessions, would be as follows:

	2006(1)	2007	2008	2009	2010
Average Effective Annual Rent per Square Foot	N/A	$16.26	$16.79	$16.88	$18.50
Occupancy	N/A	88.6%	91.3%	90.6%	91.0%

Ms. Sonia Barros
April 20, 2011

Recent Acquisitions, page 5
3.	Comment: Please disclose the capitalization rates for your recent property acquisitions and property acquisitions made during the reporting period. Please also disclose how you calculate capitalization rates and describe any assumptions used.
     Response: The Issuer acknowledges the Staff’s comment and presents below the additional disclosure and revisions that will be included in the Supplement to provide information regarding its capitalization rates and the calculation of such rates:
The paragraph under the heading “Our Current Portfolio” on page 2 would be revised as follows to disclose capitalization rates associated with the Issuer’s acquisitions accomplished within the 2010 reporting period (bold font indicates the new language):
     “We provide stockholders the potential for income and growth through investment in a diversified portfolio of real estate assets, focusing primarily on medical office buildings and healthcare-related facilities. We also invest to a limited extent in other healthcare-related assets. We focus primarily on investments that produce recurring income. During the year ended December 31, 2010, we completed 24 new portfolio acquisitions, expanded six of our existing portfolios through the purchase of additional medical office buildings within each, and purchased the remaining 20% interest we previously did not own in HTA-Duke Chesterfield Rehab, LLC, which owns the Chesterfield Rehabilitation Center. The aggregate purchase price of these acquisitions was approximately $806,048,000, and these acquisitions were completed at capitalization rates ranging between 7.58% and 13.39% (calculated by utilizing projected annual net operating income from leases in place at the as of the purchase date divided by the acquisition price), with a weighted average capitalization rate of 8.25%. As of December 31, 2010, including both our operating properties and the four buildings within one of our portfolios classified as held for sale, we had made 77 geographically diverse acquisitions, 63 of which are medical office building portfolios, 12 of which are portfolios of other healthcare-related facilities (including four quality office properties), and two of which are other real estate-related assets, comprising 238 buildings with approximately 10,919,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of approximately $2,266,359,000, in 24 states. We have completed three acquisitions since December 31, 2010, by expanding an existing property portfolio with the addition of the final building within a portfolio of three medical office buildings, by expanding a second existing property portfolio with the addition of the final building within a portfolio of nine medical office buildings, and by acquiring a new property portfolio consisting of two medical office buildings. Each of our properties is 100% owned by our operating partnership, except for the 7900 Fannin medical office building in which we own an approximately 84% interest through our operating partnership. The tables below provide summary information regarding our properties as of December 31, 2010.”
The introduction to the “Recent Acquisitions” table on page 5 would be revised as follows to include disclosure of the range of capitalization rates associated with acquisitions completed from January 1, 2011 to the date of this supplement (bold font indicates new language):

Ms. Sonia Barros
April 20, 2011

     “From January 1, 2011 to the date of this Supplement, we purchased one new property portfolio and expanded two of our existing portfolios through the purchase of an additional building within each for an aggregate purchase price of $36,314,000. The capitalization rates associated with these acquisitions ranged from 7.59% to 8.69%, with a weighted average capitalization rate of 8.04%, and these purchases added a total of approximately 188,000 square feet to our portfolio. Details of our property acquisitions during the period from January 1, 2011 to the date of this Supplement are as follows:”
Our Performance — Funds From Operations and Modified Funds from Operations, page 7
4.	Comment: We note your statement on page 7 that you believe MFFO may provide an indication of the sustainability of your distributions in the future. We also note, however, that you indicate that MFFO is helpful as a measure of operating performance. Please tell us why you believe MFFO, which excludes acquisition costs and impairments, is an appropriate measure of your historical operating performance given that a key aspect of your business strategy is to acquire additional properties and to hold properties for investment.
     Response: The Issuer acknowledges the Staff’s comment and respectfully submits that its basis for such disclosure is that exclusion of such items in calculating MFFO is useful as it allows investors, analysts, and our management to compare our operating performance both: (1) across comparable periods presented within our financial statements (acquisition expenses were capitalized through December 31, 2008 but expensed as incurred in 2009 and 2010), and (2) to other real estate companies on a consistent basis without having to account for differences caused by unanticipated items (e.g. impairment, for which, inception to date, we have not recorded any such charge) or items not directly related to the normal operations of our existing properties (e.g. certain one-time and transition charges as disclosed within this section of the filing). Additionally, the Issuer believes that the exclusion of acquisition expenses is appropriate for providing a consistent and comparable measure of operating performance against other REITs given that many REITs currently exclude such charges in calculating an adjusted or normalized FFO number. Finally, the Issuer notes that acquisition expenses, while tied to a key aspect of its external growth-oriented operations, can vary widely from acquisition to acquisition given factors such as the terms of the deal and the prevailing laws of the state in which the subject property is located. There is no standard formula for calculating such expenses, and, as such, the Issuer believes that excluding them from FFO helps to “normalize” the measure and provide a better basis for investors and analysts to gauge the Issuer’s operating performance without respect to such a variable element. The Issuer believes that its MFFO measure is a supplemental performance measure that can provide insight into how its management views its operating performance as well as provide an additional perspective for investors as to the Issuer’s operating performance excluding the impact of items that are one-time or variable in nature. However, the Issuer recognizes that MFFO is limited in its usefulness as an analytical tool and is not intended to be considered as an alternative to net income (loss) or to cash flows from operating activities, nor is it intended to be used as a liquidity measurement indicative of cash

Ms. Sonia Barros
April 20, 2011

flow available to fund the Issuer’s cash needs, and the Issuer has disclosed such caveats in its description of MFFO within this section of Amendment No. 2.
Information Regarding Our Distributions, page 9
5.	Comments: Please disclose your cumulative earnings (or FFO) since inception in your discussion of your cumulative distributions since inception.
     Response: The Issuer acknowledges the Staff’s comment and, in the Supplement, will revise such disclosure to include this information. The revised language to the applicable paragraph is depicted in bold font below:
     “For the year ended December 31, 2010, we paid distributions of $116,727,000 ($60,176,000 in cash and $56,551,000 in shares of our common stock pursuant to the DRIP), as compared to cash flows from operations of $58,503,000 and FFO of $69,449,000 (FFO is a non-GAAP financial measure. For a reconciliation of FFO to net income (loss), see Our Performance—Funds from Operations and Modified Funds from Operations). From inception through December 31, 2010, we paid cumulative distributions of $228,824,000 ($117,941,000 in cash and $110,883,000 in shares of our common stock pursuant to the DRIP), as compared to cumulative cash flows from operations of $107,813,000 and cumulative FFO of $108,390,000. The difference between our cumulative distributions paid and our cumulative cash flows from operations is indicative of our high volume of acquisitions completed since our date of inception. The distributions paid in excess of our cash flows from operations in 2010 were paid using proceeds from debt financing.”
6.	Comments: We refer to your disclosure in this section that states that excluding one-time charges, transition charges, and acquisition-related costs, FFO at December 31. 2010 and 2009 would have been $89,166,000 and $48,029,000, respectively. Please revise your disclosure to explain why this adjusted FFO measure is relevant to an investor evaluating your historical dividend coverage. We may have further comments.
     Response: The Issuer acknowledges the Staff’s comment as to the relevancy an investor would find with respect to this statement in evaluating its historical dividend coverage. In the Supplement, the Issuer will revise this disclosure to not include such language, such that the following paragraph would be deleted from the “Information Regarding our Distributions” section:
     [For the years ended December 31, 2010 and 2009, our FFO was $69,449,000 and $28,314,000, respectively. FFO was reduced by $19,717,000 and $19,715,000 for the years ended December 31, 2010 and 2009, respectively, for certain transition charges, one-time charges, and acquisition-related expenses. Acquisition-related expenses were previously capitalized as part of the purchase price allocations and have historically been added back to FFO over time through depreciation. Excluding one-time charges, transition charges, and acquisition-related costs, FFO at December 31, 2010 and 2009 would have been $89,166,000 and $48,029,000, respectively.]

Ms. Sonia Barros
April 20, 2011

     The Issuer acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions about this filing or require any further information, please call me at (404) 881-7364.

Sincerely, Lesley H. Solomon
LHS:dkl
LEGAL02/32578131v1
cc:	Mr. Scott D. Peters Ms. Kellie S. Pruitt Mr. John F. Nicholson